EXHIBIT 99.1

3 June 2011

CryptoLogic Limited
(“the Company”)

Notice of AGM and Annual Report

CryptoLogic Ltd. has submitted copies of the documents listed below to the Financial Services Authority for publication through the National Storage Mechanism and they will shortly be available for inspection at www.hemscott.com/nsm.do

1.	The Annual Report and Accounts for the year ending 31 December 2010
2.	The Notice of Annual General Meeting to be held at Marine House, Clanwilliam Place, Dublin 2, Ireland, on 29 June 2011
3.	The Form of Proxy in relation to the Annual General Meeting

The Annual Report and Accounts for the year ended 31 December 2010 and the Notice of Annual General Meeting can also be viewed on the Company’s website, www.cryptologic.com

For further information, please contact:

CryptoLogic +353 1 234 0400	Corfin Public Relations +44 207 596 2860
David Gavagan, Chairman and Interim CEO Huw Spiers, CFO	Neil Thapar, Alexis Gore